DoorDash, Inc.

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

February 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	DoorDash, Inc. Registration Statement on Form S-4 (File No. 333-261844)

Request for Acceleration of Effectiveness

Requested Date: February 28, 2022

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, DoorDash, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-261844), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on February 28, 2022, or as soon as possible thereafter.

The Registrant hereby authorizes Brian Keyes, of Wilson Sonsini Goodrich & Rosati P.C., to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. We request that we be notified of such effectiveness by a telephone call to Mr. Keyes at (206) 883-2536, or in his absence Rezwan D. Pavri, of Wilson Sonsini Goodrich & Rosati P.C., at (650) 565-3574. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Keyes via email at bkeyes@wsgr.com, or to Wilson Sonsini Goodrich & Rosati P.C., attention: Brian Keyes, via facsimile at (206) 883-2699.

Very truly yours,

DoorDash, Inc.

/s/ Tony Xu
Tony Xu
Chief Executive Officer

cc:	Brian Keyes, Wilson Sonsini Goodrich & Rosati P.C.

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati P.C.

Robert T. Ishii, Wilson Sonsini Goodrich & Rosati P.C.

Tia Sherringham, DoorDash, Inc.

Stephanie Gallina, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Mikko Kuusi, Wolt Enterprises Oy

Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Tero Jormanainen, Roschier